UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

YuMe, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

98872B104
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 29, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,796,937
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,796,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,796,937
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,796,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,796,937
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,796,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 98872B104

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,796,937
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,796,937
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,796,937
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 98872B104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of YuMe, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, CA 94063.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Vertex Opportunities Fund, LP, a Delaware limited partnership (“Vertex Opportunities”), with respect to the Shares directly and beneficially owned by it;

(ii)	Vertex GP, LLC, a Delaware limited liability company (“Vertex GP”), as the general partner of Vertex Opportunities;

(iii)	Vertex Capital Advisors, LLC, a Delaware limited liability company (“Vertex Capital”), as the investment manager of Vertex Opportunities; and

(iv)	Eric Singer, as managing member of each of Vertex GP and Vertex Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons is 825 Third Ave. 33rd Floor, New York, New York 10022.

(c)           The principal business of Vertex Opportunities is investing in securities. The principal business of Vertex GP is acting as the general partner of Vertex Opportunities. Vertex Capital serves as the investment manager to Vertex Opportunities. The principal occupation of Mr. Singer is serving as the managing member of each of Vertex GP and Vertex Capital.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Vertex Opportunities, Vertex GP and Vertex Capital is organized under the laws of the State of Delaware. Mr. Singer is a citizen of the United States of America.

CUSIP NO. 98872B104

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Vertex Opportunities were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,796,937 Shares beneficially owned by Vertex Opportunities is approximately $4,834,683, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons believe that the Issuer’s stock is materially undervalued, trading at an enterprise value of $27 million, which is less than 2x EBITDA of the Issuer’s core business. With the Issuer’s stock having declined by 68 percent since its August 2013 initial public offering, the Reporting Persons believe that the Issuer’s Board of Directors (the “Board”) must focus on strategic alternatives to maximize shareholder value and be accountable to shareholders on capital allocation. Based on the Issuer’s historical performance and management’s projections to date, the Reporting Persons believe that the Issuer’s core business will generate approximately $140 million of revenue in fiscal 2015.  In addition, management stated, on its August 10, 2015 earnings call, that its core business produces double digit EBITDA margins, which would equate to adjusted EBITDA of between $14 million to $21 million or $0.41 to $0.62 per share at ranges of EBITDA margins of 10 to15 percent. In the Reporting Persons’ view, EBITDA margins can also be enhanced through more disciplined management of operating expenses.  Given the general strength of the Issuer’s core business, the value of which appears to be masked by the Issuer’s sizeable cash balance, the Reporting Persons believe that now is the time for the Issuer to undertake a self tender.  By way of example, if the Issuer repurchased 30 percent of its stock at a price of $3.50 per share for $35 million, which could readily be funded by the approximately $67 million in net cash on the Issuer’s balance sheet as of June 30, 2015, this buyback could result in EBITDA accretion of greater than 40 percent on a per share basis. In addition, as the Issuer is making substantial investments in international expansion and its programmatic offering, if the Board has the appropriate metrics and dashboards in place to justify these investments, a tender of this size would be even more accretive long term based on incremental EBITDA generated in the future.  In the Reporting Persons’ view, failure to commence a large scale repurchase of the Issuer’s stock could send a message to the market that the Board lacks confidence in its strategy and the future benefit of its investments. The Issuer’s balance sheet would also remain overcapitalized relative to its cash needs and current cash generation of its core business. If the current Board is unwilling to pursue a substantial and immediate tender for the Issuer’s common stock, the Reporting Persons believe there needs to be a reconstitution of the Board to include individuals who think and act like true owners of the Issuer.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making additional proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 33,836,450 Shares outstanding, which is the total number of Shares outstanding as of July 31, 2015 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2015.

A.	Vertex Opportunities

(a)	As of the close of business on October 6, 2015, Vertex Opportunities beneficially owned 1,796,937 Shares.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,796,937
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,796,937

(c)	The transactions in the Shares by Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 1,796,937 shares owned by Vertex Opportunities.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,796,937
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,796,937

(c)
Vertex GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Vertex Capital

(a)	Vertex Capital, as the investment manager of Vertex Opportunities, may be deemed the beneficial owner of the 1,796,937 Shares owned by Vertex Opportunities.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,796,937
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,796,937

(c)
Vertex Capital has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Eric Singer

(a)	Mr. Singer, as the managing member of Vertex GP and Vertex Capital, may be deemed the beneficial owner of the 1,796,937 Shares owned by Vertex Opportunities.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,796,937
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,796,937

(c)
Mr. Singer has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Vertex Opportunities during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 7, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement by and among Vertex Opportunities Fund, LP, Vertex GP, LLC, Vertex Capital Advisors, LLC and Eric Singer, dated October 7, 2015.

CUSIP NO. 98872B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 7, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer

CUSIP NO. 98872B104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX OPPORTUNITIES FUND, LP

Purchase of Common Stock	94,000	2.7000	08/20/2015
Sale of Common Stock	(10,000)	2.7500	08/20/2015
Purchase of Common Stock	74,400	2.7211	08/21/2015
Sale of Common Stock	(5,000)	2.8400	08/21/2015
Sale of Common Stock	(4,304)	2.9471	08/24/2015
Purchase of Common Stock	101,500	2.6833	08/27/2015
Purchase of Common Stock	100,600	2.5684	08/27/2015
Purchase of Common Stock	117,700	2.6381	08/28/2015
Purchase of Common Stock	151,000	2.6887	08/28/2015
Purchase of Common Stock	91,000	2.7424	08/31/2015
Purchase of Common Stock	50,000	2.6100	09/01/2015
Purchase of Common Stock	83,600	2.6462	09/02/2015
Purchase of Common Stock	102,400	2.7267	09/03/2015
Purchase of Common Stock	60,000	2.6000	09/04/2015
Purchase of Common Stock	50,940	2.7403	09/08/2015
Purchase of Common Stock	25,000	2.7247	09/09/2015
Purchase of Common Stock	237,300	2.7142	09/10/2015
Purchase of Common Stock	9,168	2.7500	09/11/2015
Purchase of Common Stock	63,000	2.8031	09/14/2015
Purchase of Common Stock	87,500	2.8000	09/15/2015
Purchase of Common Stock	50,000	2.8358	09/15/2015
Purchase of Common Stock	30,900	2.8424	09/16/2015
Purchase of Common Stock	58,500	2.8000	09/17/2015
Purchase of Common Stock	26,400	2.6795	09/22/2015
Purchase of Common Stock	5,000	2.4781	09/28/2015
Purchase of Common Stock	59,148	2.4643	09/29/2015
Purchase of Common Stock	41,085	2.5650	09/30/2015
Purchase of Common Stock	6,100	2.5746	09/30/2015
Purchase of Common Stock	25,000	2.5697	10/01/2015
Purchase of Common Stock	15,000	2.7061	10/02/2015